July 11, 2011

Lyn Shenk

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Netflix, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

File No. 000-49802

Ladies and Gentlemen:

Netflix, Inc. (“Netflix” or “the Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 24, 2011, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 18, 2011 (the “Filing”).

In this letter, we have recited the Staff’s comments and have followed each comment with Netflix’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

1.	We note disclosure in your filing that you have $1.2 billion in contractual commitments due over the next several years pursuant to various fixed-fee license agreements and revenue sharing agreements with studios and distributors. Please confirm that in future filings, to the extent any of these agreements is substantially important to your results of operations, you will revise your “Business” section to disclose the material terms of such agreements. In addition, please advise as to the analysis you undertook to determine that none of these agreements was required to be filed pursuant to Item 601 of Regulation S-K.

We respectfully advise the staff that the general terms of our content agreements are disclosed on pages 34-36 of our Form 10-K in our Critical Accounting Policies and Estimates – Content Accounting. In addition, no single agreement accounted for more than 15% of total cost of subscription in any fiscal year presented in our most recent Form 10-K. As such, management does not believe that any contract is substantially important to our results of operations.

In regards to our analysis as to whether our content agreements were required to be filed pursuant to Item 601 of Regulation S-K, we note that we are in the business of licensing and distributing content. As such, we consider our fixed-fee license agreements and revenue sharing agreements with studios and distributors to be made in the ordinary course of business. In addition, no single agreement accounts for more than 15% of total subscriber viewing hours in any fiscal year presented in our most recent Form 10-K. As such, management does not believe that the Company’s business is substantially dependent on any agreement and therefore has concluded that it is not necessary to file any of these agreements pursuant to Item 601 of Regulation S-K.

However, we will continue to assess the materiality of our contractual relationships and will revise our disclosures and filings if and when any agreement is determined to be substantially important to our results of operations.

Selected Financial Data, page 21

2.	We note your response to prior comment one and your disclosure that you plan to cease providing gross subscriber additions, subscriber acquisition costs and churn. We continue to believe that disclosure of rates of churn would be useful to investors since disclosure of the total number of subscribers who discontinued the service can high light important operating trends and therefore request reconsideration of discontinuing this metric. Please advise.

As mentioned in our previous response, management believes that in a largely fixed-cost streaming world with ease of cancellation and subsequent rejoin, net additions provides the most meaningful insight into our business performance and consumer acceptance of our service. The churn metric is a less relevant and reliable measure of business performance, and does not accurately reflect consumer acceptance of our service.

Our service is offered on a month-to-month basis. We do not require long term commitments from our subscribers. We have made it very easy to exit and rejoin our service and believe that this type of consumer-friendly approach to providing our service has benefited our overall consumer appeal. The ease of cancellation and rejoins is evidenced by the fact that approximately one-third of gross subscriber additions are former subscribers who have rejoined the service, many within the same year. This ability to freely cancel and rejoin may result in a higher level of churn than we would otherwise experience, and could be viewed as a negative business development; however, we believe that this has actually been beneficial to our operating results in the form of a lower cost of subscriber acquisition.

As the Netflix subscriber base and revenues have grown and as we have shifted our service offering toward streaming content, churn has become less relevant and management has come to rely more and more on net subscriber additions versus churn to monitor and describe the business. For the past several years, churn has remained relatively unchanged. Furthermore, potential changes to our service, such as shifting towards individual memberships as opposed to household memberships or offering credential-less free trials, could cause churn to increase. However, these changes are likely to result in higher net additions in subscribers and higher revenues.

In addition to the foregoing, we respectfully advise the Staff that several similar subscription services, including Comcast, Time Warner Cable and Charter, do not report churn, indicating that investors do not necessarily consider churn an important metric for measuring the performance of a subscription business.

* * *

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted via email (dwells@netflix.com) or telephone (408) 540 3769. You may also fax any additional correspondence to the following number (408) 384 5170.

Sincerely,

By	/s/ David Wells
David Wells
Chief Financial Officer, Netflix Inc.

Cc:	David Hyman (Netflix Inc.) J.C. Berger (Netflix Inc.)

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